February 20, 2013

Larry Spirgel

Dean Suehiro

Robert Littlepage

Reid Hooper

Celeste M. Murphy

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Ambow Education Holding Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed May 29, 2012

Comment Letter Dated February 15, 2013

File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage, Mr. Hooper and Ms. Murphy:

I refer to your letter to Ms. Jin Huang, dated February 15, 2013, relating to Ambow Education Holding Ltd.’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission on May 29, 2012.

We are in the process of collecting the relevant information in order to prepare accurate and complete answers to the issues raised.  In the meantime, due to Chinese New Year holiday in February, we respectfully request an extension of the deadline to March 25, 2013 to respond to your letter.

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Jin Huang (jin.huang@ambow.com; telephone: +86.10.6206.8001; Fax: +86.10.6206.8100), or our attorneys, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Very truly yours,

/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer